UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

GreenLight Biosciences Holdings, PBC

(Name of Subject Company)

GreenLight Biosciences Holdings, PBC

(Name of Persons Filing Statement)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

39536 G105

(CUSIP Number of Class of Securities)

Nina Thayer

General Counsel, Chief Compliance Officer & Corporate Secretary

200 Boston Avenue

Medford, Massachusetts 02155

(617) 616-8188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With Copies to:

Jeffrey A. Letalien

R. Kirkie Maswoswe

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 813-8800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the Agreement and Plan of Merger dated May 29, 2023 (the “Merger Agreement”), between GreenLight Biosciences Holdings, PBC, a Delaware corporation (the “Company”), SW ParentCo, Inc., a Delaware corporation (“Parent”), and SW MergerCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Parent has agreed to cause Merger Sub to commence a tender offer (as it may be extended, amended or supplemented from time to time, the “Offer”), to acquire all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”), other than certain excluded shares, for $0.30 per share, net to the seller in cash, without interest thereon (the “Offer Price”), and subject to any required withholding, upon the terms and subject to the conditions of the Merger Agreement.

The information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed by the Company on May 30, 2023 (including all exhibits attached thereto) is incorporated herein by reference.

(a)	Exhibit 99.1—Press Release dated May 30, 2023.

Important Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company, nor is it a substitute for the tender offer materials that the Company, Parent or its acquisition subsidiary, Merger Sub, will file with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy the Company Common Stock will only be made pursuant to an Offer to purchase and related tender offer materials that Parent intends to file with the SEC. At the time the tender offer is commenced, Parent and Merger Sub will file a Tender Offer Statement on Schedule TO and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING WITH RESPECT TO THE TENDER OFFER, OR, IF APPLICABLE, VOTING ON THE TRANSACTION. The Offer to purchase, the related Letter of Transmittal, certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available to all stockholders of the Company at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either Parent or the Company. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.greenlightbio.com/financial-information/sec-filings or by contacting the Company’s Investor Relations Department at press@greenlightbio.com. Copies of the documents filed with the SEC by Parent will be available free of charge on Parent’s website at https://fall-line-capital.com/contact/ or by contacting Parent’s Investor Relations Department at info@fall-line-cap.com or 650-235-4032.

In addition to the Offer to purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement Parent and the Company each file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports or other information filed by Parent or the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Parent’s and the Company’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

Certain statements contained in this communication may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “will,” “predicts,” “plans,” “expects,” “anticipates,” “believes,” “goal,” “target,” “estimate,” “potential,” “may,” “might,” “could,” “see,” “seek,” “forecast,” and similar words. Forward-looking statements are based on the Company’s current plans and expectations, estimates and projections about the industry and markets in which the Company operates and the Company’s beliefs and assumptions as to the timing and outcome of future events, including related to the timing of, and costs associated with, the transactions described in this communication. While the Company’s management believes the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks and uncertainties which are, in many instances, difficult to predict and beyond the Company’s control, and which could cause actual results to differ materially from those included in or contemplated or implied by the forward-looking statements. Such risks and uncertainties include, among others: (i) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (ii) the failure to satisfy any of the other conditions to the completion of the proposed Merger, including the risk that Parent may not receive the requisite number of shares tendered from Company stockholders to complete the Offer prior to the outside date set forth in the Merger Agreement; (iii) the effect of the announcement of the proposed Merger on the ability of the Company to retain and hire key personnel and maintain relationships with its key business partners and customers, and others with whom it does business, or on its operating results and businesses generally; (iv) the response of the Company’s competitors to the proposed Merger; (v) risks associated with the disruption of management’s attention from ongoing business operations due to the proposed Merger; (vi) the ability to meet expectations regarding the timing and completion of the proposed Merger; (vii) significant costs associated with the proposed Merger; (viii) potential litigation relating to the proposed Merger; (ix) restrictions during the pendency of the proposed Merger that may impact the Company’s ability to pursue certain business opportunities; (x) the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the Merger Agreement; (xi) the closing of the proposed financing; and (xii) the other risks, uncertainties and factors detailed in the Company’s most recent annual and quarterly reports filed with the SEC and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed from time to time. As a result of such risks, uncertainties and factors, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein.

Item 9 Exhibits.

Exhibit Number	Description

99.1	Press Release dated May 30, 2023 (Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company on May 30, 2023)